FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        September 2004

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 5, 2004	signed "Don Gleason" Don Gleason, CFO

2

                                 [COMPANY LOGO]
                           CHARTWELL TECHNOLOGY, INC.

PRESS RELEASE

             CHARTWELL ANNOUNCES STRONG THIRD QUARTER PERFORMANCE -
                 Revenue growth of 83%, Earnings of $1,210K and
                    Net Income of $0.07 per diluted share -

Chartwell Technology Inc.                                              TSX: CWH

Calgary,  Canada,  September 30, 2004,  Chartwell  Technology  Inc.  (TSX:CWH) a
leading  provider of gaming software  systems and  entertainment  content to the online and remote gaming industry, announces unaudited financial results for the third quarter ended July 31, 2004, and accounting policy change.

Highlights of the quarter included:

     o    Revenue of $3,598K  compared  with  $1,966K  during the same period in fiscal 2003;
     o    Net earnings of $1,210K or $0.07 per diluted  share  compared with net earnings of $ 213K or $0.02 per diluted  share  during the same period in fiscal 2003;
     o    Cash flow from  operations of $1,411K  compared with $ 308K during the same period in 2003;
     o    Working capital of $9,708K,
     o    Retroactive change in revenue recognition policy

"Solid  revenue and earnings  performance  continued in the third quarter and we remain on track to  achieve  our  financial  objectives  for  2004",  states Don
Gleason,  Chief Financial Officer. "Our license fee revenue continues to grow at planned  levels and prudent  and  effective  cost  management  have  enabled the
Company to increase  operating  margins and net  earnings.  For the remainder of
2004 we will continue to focus on profitability, expanding our customer base and product portfolio".

THREE MONTHS ENDED JULY 31, 2004
All amounts for comparative periods below are as restated.

Compared to the same period of 2003,  revenue  increased 83%,  operating  income increased 266%, earnings increased 466% and earnings per diluted share increased
250%.

Total revenue  increased to $3,598K from $1,966K in the  comparative  quarter in
2003.  Although software set-up revenues are below last year's level,  recurring license fee revenue continues to show sequential quarterly growth.  License fees increased  by 26% to  $3,392K  over the  previous  quarter  and by 100% over the comparable quarter of 2003.

Operating expenses increased to $2,079K from $1,024K in the comparative  quarter of 2003.  Overall,  operating  expenses as a  percentage  of total  revenue have decreased to 57.7% of total  revenue  compared to 78.9% in the third  quarter of
2003.  Planned  headcount  additions  in the  software  development  and support organizations  and  investments  in building the Poker  Community have increased software  development  costs by 13.3% to  $1,172K  compared  to  $1,024K  in the comparative  quarter  of 2003.  Software  development  accounted  for 56% of the
Company's  costs in the third quarter of 2004 compared to 52% in the  comparable quarter of 2003. Sales, general and administrative  expenses increased by 62% to
$764K  compared  to $473K in the  comparable  quarter of 2003.  The  increase is partially  attributable to investments made in sales and marketing including the
London office.

Despite  planned  increases in costs  associated with investing in the Company's
growth,   income  from  operations  increased  to  $1,519K  from  $414K  in  the comparative quarter of 2003.

For the three months ended July 31, 2004 the Company reported a foreign exchange loss of $105K.  The loss resulted from the  revaluation of U.S.  dollar monetary assets,  including  outstanding accounts  receivable.  Net earnings increased to
$1,210K  from  $213K in the  comparative  quarter  of 2003.  Basic  and  diluted earnings per share increased to $0.08 and $0.07  respectively  from $0.02 in the comparative quarter of 2003.

NINE MONTHS ENDED JULY 31, 2004

Compared to the same nine-month period of 2003, revenue increased 67%, operating income  increased 211%,  earnings  increased 731% and earnings per diluted share increased 220%.

Total revenue  increased to $8,711K from $5,214K in the  comparative  nine-month period in 2003.  License  fees  increased  by 80% to $8,031K  from  $4,453K  and software  set-up fees  decreased  by 12% to $590K from $674K in the  comparative nine-month  period  of 2003.  Recurring  license  fees have  consistently  shown quarter over quarter growth in the last six quarters.

Operating  expenses  increased  to  $5,924K  from  $4,321K  in  the  comparative nine-month  period of 2003. As a percentage of total  revenue,  operating  costs have  decreased  to 68% from 83% in the prior  year.  Software  development  and support  costs  increased by 10% to $3,180K from $2,883K and sales,  general and administrative costs increased by 96% to $2,514K from $1,285K.

Income  from  operations  increased  to $2,787K  from  $893K in the  comparative nine-month period of 2003.

For the nine months ended July 31, 2004 the Company  reported a foreign currency gain of $15K compared to a loss of $586K in the comparative period of 2003.

Net  earnings  increased  to $2,560K  from $308K in the  comparative  nine-month period of 2003.  Basic and diluted  earnings  per share  increased  to $0.18 and
$0.16 respectively from $0.05 in the comparative nine-month period of 2003.

BALANCE SHEET

Positive cash generation continued to strengthen the Company's balance sheet. At
July 31, 2004, Chartwell had no debt, cash and short-term investments of $7,620K and $9,709K in working capital.

Operating cash flow for the third quarter of 2004 was $1,411K  compared to $308K in the same period of 2003.  For the nine months  ended July 31, 2004  operating cash flow was $2,431K  compared to $517K in the same period of 2003. This year's operating cash flow has significantly  increased due to the substantial increase in revenues and the corresponding increase in earnings.

For the three months ended July 31, 2004 the Company generated proceeds of $139K from the exercise of stock options.  There were no other  financing  activities.
Cash used in investing to purchase capital assets was $273K.

CHANGE IN REVENUE RECOGNITION POLICY

The third  quarter  financial  statements  reflect  a change in policy  from the separate  element to the contract method of accounting for revenue  recognition.
This change in policy has  necessitated a restatement  of financial  results for the fiscal years ended  October 31, 2003,  2002 and 2001 which will be completed over  the next  thirty  days.  The  anticipated  impact  of the  restatement  is described  below and the Company  regards the change for the years ended October
31, 2002,  2003 and for the six months ended April 30, 2004 to be not  adversely material to the financial statements.

This  accounting  policy change will affect the timing of recognition of revenue and the allocation of that revenue and associated costs to reporting periods but will have no effect on the  cumulative  revenue or gross margin that the Company will realize  from its software  licensing  contracts.  In addition,  the policy change does not impact the Company's past or present cash flow,  future business plans or prospects or the Company's recurring revenue from ongoing license fees.
These ongoing license fees  represented 92% of revenue for the nine months ended
July 31, 2004.

The decision to change the accounting policy followed a recommendation  from the
Company's independent auditors, KPMG LLP, arising from an internal KPMG practice review.  Prior to 2000, the Company  followed the contract  method of accounting for revenue recognition. During 2000, the Company appointed KPMG as auditors and adopted the separate  element method of accounting for revenue  recognition with the full  concurrence  of KPMG.  Until this recent KPMG review,  the Company and
KPMG believed that the separate element method complied with generally  accepted accounting  principles.  KPMG had  satisfactorily  completed  their audit of the financial  statements  and had issued  unqualified  opinions for the years ended
October 31, 2003, 2002 and 2001.

Under the separate element accounting policy, the Company recognized revenue for non-refundable  set-up and design services upon delivery and recognized  ongoing software license fees when receivable,  each as separate

elements.  Under the new policy,  contract accounting,  all types of revenue are recognized  on the basis of the contract as a whole.  This means that set-up and design  service  revenue and costs are  recognized  ratably over the term of the software license agreement, rather than when delivered or incurred.

Although a restatement of the prior three fiscal years has not yet been fully completed and audited, the Company estimates that the effect on revenues, costs and net income will approximate the following:

---------------------------------------------------------------------------------------------------
                                                                                 Six Months Ended
                              2001                2002              2003          April 30, 2004
---------------------------------------------------------------------------------------------------
Revenue
---------------------------------------------------------------------------------------------------
         Old Policy         3,232,354           3,737,984           7,353,141         5,065,465
         New Policy         2,157,648           3,845,347           7,329,638         5,113,470
         Change            (1,074,706)            107,363             (23,503)           48,005
         % Change              -33.25%              +2.87%              -0.32%             +0.9%

Costs
         Old Policy         4,068,321           5,169,276           6,262,289         3,796,973
         New Policy         3,962,300           5,166,164           6,278,100         3,845,842
         Change              (106,021)             (3,112)             15,811            48,489
         % Change               +2.60%              -0.06%              +0.25%             +1.3%

Net Income
         Old Policy          (835,967)         (1,431,292)          1,610,852         1,351,176
         New Policy        (1,804,652)         (1,320,817)          1,571,538         1,350,312
         Change              (968,685)            110,475             (39,314)             (864)
         % Change                -118%              +7.72%               -2.4%                0%
---------------------------------------------------------------------------------------------------

ABOUT CHARTWELL

Chartwell  Technology Inc. specializes in the development of leading edge gaming applications and entertainment  content for the Internet and wireless  platforms and other  remote  access  devices.  Chartwell's  Java and Flash based  software products  and  games are  designed  for  deployment  in  gaming,  entertainment, advertising and promotional applications.  Chartwell does not participate in the online  gaming  business  of its  clients.  Chartwell's  team of highly  trained professionals  is  committed  to  delivering  the highest  quality  software and maintaining its leading edge through  continuous  development  and  unparalleled customer support.

Chartwell    invites    you   to    preview    and    play   our    games    at:
www.chartwelltechnology.com  For further information,  please contact: Chartwell
Technology Inc.

    Don Gleason, Chief Financial Officer        David Bajwa, Investor Relations
    (877) 261-6619 or (403) 261-6619            (877) 669-4180 or (604) 669-4180
    dgleason@chartwelltechnology.com             info@chartwelltechnology.com

         The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor  Statement  under the Private  Securities  Litigation  Reform Act of
1995:  The  statements  contained  herein  which  are not  historical  fact  are forward-looking  statements  that are  subject to risks and  uncertainties  that could cause  actual  results to differ  materially  from those  expressed in the forward-looking  statements,  including,  but not limited to,  certain delays in testing and  evaluation of products,  regulation of the online gaming  industry, and other  risks  detailed  from time to time in  Chartwell's  filings  with the
Securities & Exchange  Commission.  We assume no responsibility for the accuracy and  completeness of these statements and are under no duty to update any of the forward-looking  statements  contained  herein to conform  these  statements  to actual  results.  This is not an offer to sell or a solicitation  of an offer to purchase any securities.

CHARTWELL TECHNOLOGY INC.
Consolidated Balance Sheets

------------------------------------------------------------------------------------------------------
                                                                         As at                  As at
                                                                      July 31,            October 31,
                                                                          2004                   2003
                                                                    (unaudited)            (unaudited
                                                                                          as restated)
------------------------------------------------------------------------------------------------------

ASSETS

Current assets:
     Cash and cash equivalents                                    $  4,339,635           $  3,465,120
     Short term investments                                          3,279,581              1,712,890
     Accounts receivable                                             2,259,864              2,073,231
     Deferred set-up expense                                            25,526                 47,452
     Prepaid expenses & deposits                                       207,253                148,699
------------------------------------------------------------------------------------------------------
                                                                    10,111,859              7,447,392

Due from related parties                                               176,780                190,512

Capital assets                                                         733,584                338,969

Goodwill                                                               811,666                      -

Deferred software development costs                                    666,729                530,948

Deferred set-up expense                                                118,683                162,390

Future Income tax asset                                                304,215                520,000
------------------------------------------------------------------------------------------------------
                                                                  $ 12,923,516           $  9,190,211
------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities:
     Accounts payable and accrued liabilities                     $    155,767           $    217,012
     Current portion of obligations under capital lease                 15,428                  5,956
     Deferred revenue                                                  232,143                535,072
------------------------------------------------------------------------------------------------------
                                                                       403,338                758,040

Long-term deferred revenue                                           1,095,813              1,152,863

Obligations under capital lease                                         24,784                  3,031

Shareholders' equity:
     Share capital                                                  16,372,814             14,809,723
     Deficit                                                        (4,973,233)            (7,533,446)
------------------------------------------------------------------------------------------------------
                                                                    11,399,581              7,276,277
------------------------------------------------------------------------------------------------------
                                                                  $ 12,923,516           $  9,190,211
------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Income and Deficit

(unaudited)

--------------------------------------------------------------------------------------------------------------------
                                                   Three months ended July 31             Nine months ended July 31
                                               --------------------------------      -------------------------------
                                                     2004                2003                2004            2003
--------------------------------------------------------------------------------------------------------------------
                                                                    (As restated)                      (As restated)

Revenue:
     Software set-up fees                      $    184,168       $     240,992       $     589,611    $    673,595
     Software license fees                        3,392,556           1,693,190           8,031,217       4,453,238
     Interest and other                              20,867              31,933              90,233          86,858
--------------------------------------------------------------------------------------------------------------------
                                                  3,597,591           1,966,115           8,711,061       5,213,691

Expenses:
     Software development and support             1,172,293           1,024,367           3,179,887       2,883,444
     General and administrative                     763,505             473,422           2,513,789       1,284,868
     Depreciation and amortization                  103,493              26,231             191,457          69,799
     Amortization of deferred software
          development costs                          39,219              27,517              39,219          82,551
--------------------------------------------------------------------------------------------------------------------
                                                  2,078,510           1,551,537           5,924,352       4,320,662

Income from operations                            1,519,081             414,578           2,786,709         893,029

Foreign currency losses (gains)                     104,905             201,043             (14,289)        585,458

Contracts acquired on acquisition                         -                   -              25,000               -
--------------------------------------------------------------------------------------------------------------------
Net income before taxes                           1,414,176             213,535           2,775,998         307,571

Income taxes:
     Income tax expense                             494,705                   -             971,645               -
     Future income tax recovery                    (290,430)                  -            (755,860)              -
--------------------------------------------------------------------------------------------------------------------
                                                    204,275                   -             215,785               -

Net income                                        1,209,901             213,535           2,560,213         307,571

Deficit, beginning of period                     (6,183,134)         (7,996,986)         (7,533,446)     (8,091,022)
--------------------------------------------------------------------------------------------------------------------

Deficit, end of period                         $ (4,973,233)      $  (7,783,451)      $  (4,973,233)   $ (7,783,451)
--------------------------------------------------------------------------------------------------------------------

Net earnings per share basic                   $       0.08       $        0.02       $        0.18    $       0.02
Net earnings per share diluted                 $       0.07       $        0.02       $        0.16    $       0.02
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated interim financial statements.

Weighted-average number of  shares - basic       14,524,388          13,512,301          14,039,076      13,501,037
Weighted-average number of shares - diluted      16,742,739          13,512,301          16,110,428      13,501,037

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Cash Flow

(unaudited)

-------------------------------------------------------------------------------------------------------------------
                                                   Three months ended July 31,       Nine months ended July 31,
                                               --------------------------------      ------------------------------
                                                    2004           2003                  2004            2003
-------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):                                     (As restated)                         (As restated)

Operations:
   Funds from operations:
       Net income                               $  1,209,901     $   213,535          $  2,560,213     $   307,571
       Depreciation and amortization                 103,493          26,231               191,457          69,799
       Unrealized foreign exchange losses            104,905         145,139               (14,289)        398,620
       Interest income capitalized                    (2,181)         (2,052)               (6,268)         (5,895)
       Amortization of deferred software
             development costs                        39,219          27,517                39,219          82,551
       Future income tax recovery                    204,275               -               215,785               -
       Contracts acquired on acquisition                   -               -                25,000               -
       Deferred set-up costs                          64,769          34,378                65,633         142,050
-------------------------------------------------------------------------------------------------------------------
                                                   1,724,381         444,748             3,076,750         994,696

   Change in non-cash working capital:
       Accounts receivable                            (6,321)       (204,521)             (186,633)       (860,925)
       Due from related parties                            -               -                20,000               -
       Prepaid expenses                               (2,424)          9,976               (58,554)        (34,197)
       Deferred revenue                             (128,349)        (49,979)             (359,979)        371,418
       Accounts payable and accrued liabilities     (176,038)        108,112               (61,245)         45,894
-------------------------------------------------------------------------------------------------------------------
                                                    (313,132)       (136,412)             (646,411)       (477,810)
-------------------------------------------------------------------------------------------------------------------
                                                   1,411,249         308,336             2,430,339         516,886

Financing:
   Issue of shares                                   138,821               -               726,425          25,000
   Repayment of lease obligations                     (4,748)         (1,746)               31,225          (5,019)
-------------------------------------------------------------------------------------------------------------------
                                                     134,073          (1,746)              757,650          19,981

Investments:
   Purchase of short term investments                (16,773)        (22,471)           (1,566,691)      1,476,208
   Purchase of capital assets                       (273,387)       (155,282)             (586,072)       (193,205)
   Deferred software development costs                     -               -              (175,000)              -
-------------------------------------------------------------------------------------------------------------------
                                                    (290,160)       (177,753)           (2,327,763)      1,283,003

Effect of foreign exchange rate changes
   on cash and cash equivalents                     (104,905)       (145,139)               14,289        (398,620)
-------------------------------------------------------------------------------------------------------------------
                                                    (104,905)       (145,139)               14,289        (398,620)
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                        1,150,257         (16,302)              874,515       1,421,250

Cash, beginning of period                          3,189,378       3,141,819             3,465,120       1,704,267
-------------------------------------------------------------------------------------------------------------------
Cash, end of period                             $  4,339,635     $ 3,125,517          $  4,339,635     $ 3,125,517
-------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
   Cash interest received                       $     18,685      $   29,881           $     83,964    $    80,963
   Cash interest paid                                    391             454                 1,514           1,578
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended July 31, 2004
(unaudited)
----------------------------------------------------------------------------------------------------------------------------

These  consolidated  interim financial  statements of Chartwell  Technology Inc.
(the  "Company")  have been  prepared  in  accordance  with  Canadian  generally accepted accounting principles for interim financial information. As the interim financial  statements do not contain all of the  disclosures  required in annual financial  statements,  they  should  be read in  conjunction  with the  audited consolidated  financial  statements  for the year ended  October 31,  2003.  The interim financial  statements follow the same accounting policies as the October
31, 2003 audited financial statements.

1.   Share capital:

     As at July 31, 2004 and October  31,  2003 the Company had  15,904,476  and
     15,987,701 common shares outstanding and 2,507,658 and 2,616,100 options to acquire common shares  respectively.  The weighted average number of shares outstanding for the quarter were  14,524,388.  Diluted shares of 16,742,739 reflect the dilutive effect of the exercise of the options outstanding.

2.   Segmented information:

     The Company has aggregated its Canadian and Belize operating  segments into one reporting  segment as management has determined  that the nature of the operations in each segment meets the aggregation  criteria specified by the
     Canadian Institute of Chartered Accountants.  The Company's software set-up and license fees are from domestic and foreign  entities and originate from the following countries of operations:

       ----------------------------------------------------------------------------------------------------------------
                                              Three months ended July 31                 Nine months ended July 31
                                              --------------------------                 -------------------------
       2004                          Canada        Belize         Total           Canada       Belize         Total
       ----------------------------------------------------------------------------------------------------------------
       Software set-up fees        $      -    $  184,168    $  184,168        $       -   $   589,611    $  589,611
       Software license fees       $ 56,088    $3,336,468    $3,392,556        $ 168,395     7,862,822     8,031,217
       ----------------------------------------------------------------------------------------------------------------
       2003                          Canada        Belize         Total           Canada       Belize         Total
       ----------------------------------------------------------------------------------------------------------------
       Software set-up fees        $      -    $  240,992    $  240,992        $       -   $   673,595    $  673,595
       Software license fees       $ 55,942    $1,637,248    $1,693,190        $ 174,020   $ 4,279,218    $4,453,238
       ----------------------------------------------------------------------------------------------------------------

3.   Stock-based compensation

     The Company has elected to follow an  alternative  method of accounting for stock options  awarded to employees and recognize no  compensation  expense when stock options are granted.  The Company has  calculated the fair value of stock options  granted to employees,  directors,  and officers using the
     Black Scholes option pricing model with a dividend yield of 0% and with the
     following  weighted-average   assumptions:   Risk  free  interest  rate-4%,
     Volatility-71%, Expected option life-5 years. Had compensation expense been determined  based on the fair value of the employee  stock option awards at the grant dates in accordance with the new  recommendations,  the Company's net income and earnings per share would have been changed to the  following pro forma amounts:

                                          Three months ended                 Nine months ended
                                             July 31, 2004                     July 31, 2004
                                       -------------------------        ------------------------
                                       As reported     Pro forma        As reported    Pro forma

       Net income                       $1,209,900    $1,091,209        $ 2,560,213   $ 2,270,750
       Earnings per share basic         $     0.08    $     0.08        $      0.18   $      0.16
       Earnings per share diluted       $     0.07    $     0.07        $      0.16   $      0.14

4.   Accounting Policy Change - Revenue Recognition

     Subsequent to October 31, 2003 the Company  revised its  accounting  policy for the  recognition  of set-up  fee  revenue  and  related  expenses.  The
     Company's  contractual  agreements with licensees provide for the provision of  graphics,  web  design and  software  implementation  services  and the licensing of software and  provision  of software  upgrades  over the fixed term of the contract.  Set-up fees and related costs are recognized ratably over the term of the  contract.  License fees are  recognized on an accrual basis as earned  over the life of the  contract.  Prior to the  revision in policy,  the  Company  recognized  set-up  fees,  and  related  costs,  for implementation and integration  services separately from license fees using the completed  contract method of accounting.  This  accounting  change has been adopted  retroactively,  resulting in the following changes to amounts previously reported for the three and nine months ended July 31, 2003:

       Three months ended July 31, 2003       As previously reported            As restated         Change
                                              ----------------------            -----------         ------
       Set-up fee revenue                        $      241,645                $    240,992          ($653)
       Total costs                               $    1,751,816                $  1,752,580          ($764)
       Net income (loss)                         $      214,952                $    213,535        ($1,417)
       Net income per share - basic              $         0.02                $       0.02          $0.00
       Deferred set-up expense                   $            0                $    208,847       $208,847
       Deferred revenue                          $       13,982                $  1,692,540     $1,678,558
       Deficit                                   $    7,375,594                $  7,783,451      ($407,852)

       Nine months ended July 31, 2003        As previously reported            As restated         Change
                                              ----------------------            -----------         ------
       Set-up fee revenue                        $    1,064,685                $    673,595      ($391,050)
       Total costs                               $    4,889,313                $  4,906,120        $16,807
       Net income (loss)                         $      715,428                $    307,571       $407,857
       Net income per share - basic              $         0.05                $       0.02         ($0.03)
       Deferred set-up expense                   $            0                $    208,847       $208,847
       Deferred revenue                          $       13,982                $  1,692,540     $1,678,558
       Deficit                                   $    7,375,594                $  7,783,451      ($407,852)